Certified Public Accountants

August 4, 2022

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

We have read the disclosures in the Experts section of the Preliminary Offering Circular pursuant to Regulation A related to the termination of our relationship with our former client, MXY Holdings Inc. We agree with the statements made in response to that termination insofar as they relate to our Firm.

Very truly yours,

Macias Gini & O'Connell LLP

Certified Public Accountants